Geoffrey S. Kay (214) 855-4158 gkay@jenkens.com	Jenkens & Gilchrist A P R O F E S S I O N A L C O R P O R A T I O N 1445 ROSS AVENUE SUITE 3200 DALLAS, TEXAS 75202 (214) 855-4500 FACSIMILE (214) 855-4300 www.jenkens.com	Austin, Texas
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November 9, 2004

VIA EDGAR and Federal Express
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:
Pacific Coast National Bancorp
Form SB-2 filed on September 8, 2004
File No. 333-118859

Attention: Kathryn McHale

Ladies and Gentlemen:

        On behalf of our client, Pacific Coast National Bancorp, we are filing with the Securities and Exchange Commission by electronic transmission Amendment No. 3 to the above-referenced Form SB-2. The referenced amendment is being filed with respect to Part II to update the legal opinion attached as Exhibit 5.1. Please do not hesitate to contact us if you have any questions or comments regarding any of the matters described herein or if we may be of further assistance.

Very truly yours,
/s/ Geoffrey S. Kay
Geoffrey S. Kay

Enclosure

cc:
Michael Hahn